FAP USA, L.P.

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

March 31, 2021

(confidential treatment requested)

Intentionally Blank

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2023 Estimated average burden hours per response….12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue, 14th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caroline Mary Weir 646 582 5894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state, last, first, middle name*)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Confidential
1

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

Signature

Chief Executive Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss), or Operations.
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Caroline Mary Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Caroline Weir
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the "Partnership") as of March 31, 2021, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and



performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

This is the first year we have served as the Partnership's auditor.

New York, NY

June 30, 2021

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2021

Assets	Note	US$'000
Cash and cash equivalents	**2b**	1,496
Accrued income	**4**	2,842
Prepaid fees and other assets		113
Related party receivables		5,427
Security deposit		320
Operating lease right-of-use assets	**9**	2,953
Property and equipment, net	**7**	239
Total Assets		**13,390**

Liabilities and Partners' Equity		
Accounts payable – Trade payables		56
Accrued bonus expense	**2e**	1,135
Accrued expenses – other		241
Operating lease Liabilities	**9**	3,268
Total liabilities		**4,700**
Commitments and contingencies	**8**	-
Partners' equity		8,690
Total Liabilities and Partners' Equity		**13,390**

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Operations

For the year ended March 31, 2021

Revenue	Note	US$'000
Fees from placement activities	**6**	9,411
Foreign exchange gains		178
Other revenue		19
Total Revenue		**9,608**
Operating expenses		
Gross salaries		2,850
Bonus awards	**2e**	976
Lease expense		625
Other employee expenses and benefits		645
Recharge from First Avenue Partners LLP	**6**	229
Legal and professional costs		334
Other operating expenses		695
Total operating expenses		**6,354**
Net profit from Operations		**3,254**

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Changes in Partners' Equity

For the year ended March 31, 2021

	US$'000	US$'000	US$'000
	LP	**GP**	**Total**
Partners' equity at April 1, 2020	5,862	64	5,926
Contributions of capital	-	-	-
Partnership distributions	-	(490)	(490)
Net profit from operations	3,254	-	3,254
Partners' equity at March 31, 2021	9,116	(426)	8,690

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Cash Flows

For the year ended March 31, 2021

Cash flows from operating activities:	Note	US$'000
Net profit from operations		3,254
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**7**	318
Tax expense		29
Interest expense		6
Operating lease payments		(338)
Operating sublease receipts		13
Changes in operating assets and liabilities:		
Decrease in accrued income		983
Increase in accounts payable, accrued expenses and deferred rent		596
Decrease in accounts receivable, security deposit, prepaid fees and other assets		190
Increase in related party receivables		(4,690)
Total adjustments		(2,893)
Net cash provided by operating activities		361
Cash flows used in investing activities:		
Purchase of fixed assets	**7**	(4)
Net cash used in investing activities		(4)

FAP USA, L.P.

Statement of Cash Flows

For the year ended March 31, 2021

Cash flows from financing activities:	
Partnership Distribution	(490)
Net cash used in financing activities	(490)
Net decrease in cash	(133)
Cash and cash equivalents at April 1, 2020	1,629
Cash and cash equivalents at March 31, 2021	**1,496**

See accompanying notes to these financial statements.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended March 31, 2021

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C., a Delaware Limited Liability Company has been the General Partner of the Partnership since its inception. As at March 31, 2021 the Limited Partner of the Partnership was FAP USA, L.L.C., a Delaware Limited Liability Company. First Avenue Partners LLP (the "LLP"), a Limited Liability Partnership formed under the laws of England and Wales, is the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, nor does it trade for its own account or for the account of any client / investor, in any security.

2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued bonus awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The Partnership has not utilized any significant estimates in the preparation of these financial statements.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Revenue Recognition

(i) Revenue recognition under ASC 606

The Partnership accounts for revenue earned from contracts under ASC 606, Revenue from Contracts with Customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Revenue in the year relates to capital placement contracts, and broadly falls under placement fees, retainer fees and advisory fees.

(ii) Placement Fee Income

Revenue from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. The placement fee earned from a capital placement is variable and is determined by the aggregate capital commitments in respect of the interest acquired by each investor multiplied by a fee percentage, as specified in the terms of the capital placement contract. Payment terms for the fees are also provided for in the relevant capital placement contract and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years.

(iii) Retainers and Other Fee Income

An up-front retainer fee is often earned on capital placement mandates and is recognized in line with the relevant contract. An initial retainer fee may be earned at the time the contract is executed, followed by regular installment payments for an agreed period of time. Retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

Going Concern

Under US GAAP, FAP GEN PAR, L.L.C., as General Partner, is required to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Partnership's ability to continue as a going concern for at least 12 months after the date that the financial statements are issued.

As detailed in note 6 of these financial statements, the activities and operations of the Partnership are closely linked to the LLP and other group entities. The Partnership is reliant upon the LLP for revenue generation and cash inflows from revenue. The LLP has therefore provided the Partnership with a Letter of Support confirming its commitment to the Partnership for a period of 12 months after the date of the approval of these financial statements.

2) **Summary of Significant Accounting Policies (continued)**

   (a) *Basis of Presentation (continued)*

   Going Concern (continued)

   The nature of the placement business means that revenue is cyclical and is not generated evenly throughout the year. This, together with current economic uncertainty caused by the COVID-19 virus, has prompted Management to consider revenues and cash flows under both base case and stressed case scenarios.   In the stressed case scenario, there is a risk that revenue targets are not met which could result in the LLP breaching certain of its loan covenants. Management are confident that should this situation arise that the LLP's third party lender would be supportive and work with the LLP to resolve any issues.

   Based on current base case projections the LLP and the Partnership are projected to generate sufficient revenue and cashflows for at least the next 12 months to allow the LLP, and the Partnership, to continue as a going concern and for the LLP to continue to provide financial support to the Partnership.

   On the basis of the assessment of the Partnership's financial position the Partnership continues to adopt the going concern basis in preparing these financial statements.

   (b) *Cash and Cash Equivalents*

   Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At March 31, 2021, cash and cash equivalents represented cash held on deposit with instant access.

   (c) *Income Taxes*

   FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes. ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Partnership's tax positions for all open years and concluded that the Partnership has no material uncertain tax positions at March 31, 2021. Further, as of March 31, 2021, the Partnership has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Partnership has not recorded any penalties and/or interest related to uncertain tax positions.

2) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations. Generally, the Partnership is subject to income tax examinations for years after 2018.

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Operations.

Right of use assets are depreciated in line with the operating lease liability; using the present value of future lease commitments and the relevant discounting factor.

(e) Bonus awards

The Partnership may grant guaranteed bonus awards to employees. In addition, the Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. For the year ended March 31, 2021, an expense of $976,250 was recognized in the Statement of Operations in respect of bonus awards. As at March 31, 2021 a liability of $1,134,500 re bonus amounts was shown within the Statement of Financial Condition – of this, $259,500 related to amounts that has previously been awarded to, or guaranteed to staff and $875,000 related to a discretionary bonus pool provision for the current year that had not yet been awarded to staff.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended March 31, 2021

2) **Summary of Significant Accounting Policies (continued)**

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

(g) Leases

Effective April 1, 2019, the Partnership adopted Accounting Standards Codification (ASC) 842, Leases. Under the effective date transition method selected by the Partnership, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured.

The Partnership is a lessee in non-cancellable operating leases for office space. At year end, the Partnership held two operating leases: one for a property in New York and the other for a property in Dallas. Under ASC 842, the Partnership calculates the total operating lease right-of-use asset and operating lease liability for each of these properties using a discount factor equal to the Partnership's cost of borrowing at the time of entering into the two leases.

(h) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i) Impact of Covid-19

The LLP and the Partnership has considered the impact of Covid-19 on the business performance and financial statements, and does not believe that the Covid-19 outbreak will have a material impact of the future results of the LLP or the Partnership. The LLP and Partnership has reviewed its future revenue and expense projections in detail and consider these to be conservative in the current market conditions.

3) **Accounts Receivable – Trade Receivable**

The Partnership did not consider it necessary to make any provision for bad and doubtful debts against Trade Receivables during the year.

Effective April 1, 2020, the Partnership adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Under this accounting standard, the Partnership evaluates if there is any credit loss arising in its financial assets in the period. The partnership considers that there is no impact on its financial assets in the year ended March 31, 2021.

Confidential

15

4) **Accrued Income**

In accordance with the relevant client agreements, accrued income is paid in a varying number of installments that may be receivable over a period of more than one year.

In determining an allowance for credit losses, management has considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically, the Partnership seeks to contract with regulated investment advisors.

5) **Regulatory Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Net capital and aggregate indebtedness changes from day to day, but as of March 31, 2021 the Partnership had net capital of $624,379 and a ratio of aggregate indebtedness of net capital of 1.4:1, which represented an excess of $566,241 over the minimum net capital requirement of $58,138, see Schedule I. The Partnership did not breach the minimum requirements during the year.

6) **Revenue and Related Party Transactions**

In accordance with an Expense Sharing Agreement, effective December 1, 2016, between the Partnership and First Avenue Partners LLP, the Partnership shall reimburse First Avenue Partners LLP on a monthly basis for a proportional share of certain administrative and overhead costs. In the year to March 31, 2021 the Partnership was charged $229,470 by First Avenue Partners LLP in accordance with the terms of the Expense Sharing Agreement.

First Avenue Partners LLP has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among First Avenue Partners LLP and other members of the group (including the Partnership) where revenues are earned collaboratively. The transfer pricing policy has not changed in the year. Revenue is received by either the Partnership or First Avenue Partners LLP, resulting in a receivable between the two parties. The revenue transactions for the year are shown below:

6) **Revenue and Related Party Transactions (continued)**

	_US$'000_
Related party transactions relating to revenue in the Statement of Operations	
Global revenue originated by the Partnership	4,518
Share of global revenue allocated from the Partnership to First Avenue Partners LLP	-
Subtotal	4,518
Share of revenue allocated from First Avenue Partners LLP to the Partnership	4,893
Revenue of the Partnership for the year.	**9,411**

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

As at March 31, 2021 First Avenue Partners LLP owed the Partnership $5,426,505. This has been included within "Related party receivables" within the Statement of Financial Condition.

7) Property and Equipment

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Right of Use Lease Asset	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost					
At April 1, 2020	162	179	195	961	1,497
Additions	5	-	(1)	2,987	2,991
Disposals	(94)	(67)	(8)	-	(169)
Total Cost	73	112	186	3,948	4,319
Accumulated depreciation and amortization					
At April 1, 2020	156	65	38	719	978
Charge for the year	4	19	19	262	304
Adjustment – Sublease	-	-	-	14	14
Eliminated on disposal	(94)	(67)	(8)	-	(169)
Total Accumulated depreciation and amortization	66	17	49	995	1,127
Net Book Value at March 31, 2021	7	95	137	2,953	3,192

8) Commitments and Contingencies

There are no commitments or contingencies to disclose.

9) Leases

At April 1, 2020, the Partnership held two leases: one for a property in New York which expired on May 31, 2020; and the other for a property in Dallas which is due to expire in April 2022. During the year, a new 10 year lease for a New York property commenced in July 2020, at which time the Partnership recognized the right of use asset.

Under ASC 842, the Partnership calculates the total operating lease right-of-use assets and operating lease liabilities using a 15% discount factor for the New York lease and a 12% discount factor for the Dallas lease. At the end of the year, the value of the right of use assets amounted to $2,952,808 and the value of the operating lease liability amounted to $3,268,372.

The undiscounted maturity of the future lease payments under the current lease agreements as of March 31, 2021 are as follows:

	New York	**Dallas**	**Total**
	US$'000	**US$'000**	**US$'000**
Financial year 2022	517,215	76,270	593,485
Financial year 2023	620,658	6,371	627,029
Financial years 2024 & 2025	1,241,316	-	1,241,316
Financial year 2026	630,784	-	630,784
Financial years 2027, 2028, 2029, 2030 & 2031	3,317,310	-	3,317,310
Total	6,327,283	82,641	6,409,924

10) Subsequent Events

The Partnership has evaluated subsequent events through to June 30, 2021 the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

Supplemental Schedules

March 31, 2021

FAP USA, L.P.

Supplemental Schedules

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as at March 31, 2021

	US$'000
Total partners' equity	8,690
Add:	
Bonus accruals not yet awarded	875
Total deductions and allowable credits	875
Less:	
Property and equipment, net	(239)
Other assets	(8,702)
Total non-allowable assets and deductions	(8,941)
Net capital under SEC Rule 15c3-1	624
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $872,076 or $5,000	(58)
Net capital in excess of minimum requirement	**566**
Aggregate indebtedness net of discretionary bonus	872

Ratio of aggregate indebtedness to net capital is 1.4:1

The computation of net capital in conjunction with Form X-17A-5, as of March 31, 2021, as filed on April 23, 2021 does not differ from the computation under Rule 15c3-1, as calculated above.

FAP USA, L.P.

Supplemental Schedules

Schedule II

Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3

The Partnership does not hold customers' funds or securities and has no requirements under SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm.

FAP USA, L.P.

Supplemental Schedules

Schedule III

Information relating to Possession or Control Requirements under Rule 15c3-3

The Partnership does not hold customers' funds or securities and has no requirements under SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm.